UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Save Foods, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

80512Q303

(CUSIP Number)

November 14, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80512Q303

1	NAMES OF REPORTING PERSONS Gleb Fetisov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 86,027
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 86,027
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,027
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer:

Save Foods, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

HaPardes 134 (Meshek Sander)

Neve Yarak, Israel

Item 2(a).	Names of Persons Filing:

The names of the person filing this report (“Reporting Person”) is:

Gleb Fetisov

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of Reporting Person is:

One Tower Limassol 355

28th Octovriou Av.

Limassol, 3107, Cyprus

Item 2(c).	Citizenship:

Mr. Fetisov is a citizen of Cyprus

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number:

80512Q303

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages reported are based on 1,466,844 shares of Common Stock outstanding as of November 14, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on that same date. Based on 2,955,490 shares outstanding reported by the Issuer in its registration statement on Form S-1 filed on January 11, 2024, the Reporting Person would beneficially own 2.9% of the shares outstanding, he has accordingly checked the “exit” box in this filing.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 1, 2024

Gleb Fetisov

By:	/s/ Gleb Fetisov